1
Cameco Corporation
2021 consolidated financial statements
February 8, 2022

Report of management’s accountability
The accompanying consolidated financial statements have been prepared by management in accordance with International
Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation's business transactions and financial position.
Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.
In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the
Company's affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.
Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring
Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2021.
KPMG LLP has audited the consolidated financial statements in accordance with the standards of the Public Company
Accounting Oversight Board (United States).
The board of directors annually appoints an audit and finance committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the audit and finance committee. The audit and finance committee reviews the consolidated financial statements, the report of the shareholders' auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.
Original signed by Tim S. Gitzel

Original signed by Grant E. Isaac
President and Chief Executive Officer

Senior Vice-President and Chief Financial Officer
February 8, 2022

February 8, 2022

Report of independent registered public accounting firm
To

the Shareholders and Board of Directors of Cameco Corporation
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statements of financial position of Cameco Corporation (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020,

and its financial performance and its cash flows for the years then ended, in conformity with
International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (COSO), and our report dated February 8, 2022 expressed an unqualified opinion on the effectiveness of the
Company’s internal control over financial reporting.
Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the
PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and finance committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of recoverability of deferred tax assets
As discussed in note 21 to the consolidated financial statements, as of December 31, 2021 the Company has recorded a deferred tax asset of $937,579,000. The realization of this deferred tax asset is dependent on the generation of future taxable income in certain jurisdictions during the periods in which the Company’s deferred tax assets are available. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable. As discussed in note 5D, the calculation of income taxes requires the use of judgment and estimates. The determination of the recoverability of deferred tax assets is dependent on assumptions and judgments regarding future market conditions, production rates and intercompany sales, which can materially impact estimated future taxable income.

We identified the assessment of the recoverability of the deferred tax asset as a critical audit matter due to the high degree of judgment required in assessing the significant assumptions and judgments that are reflected in the projections of future taxable income.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s assessment of the recoverability of the deferred tax asset, including controls related to the assumptions and judgments used in the projections of future taxable income. To

assess the Company’s ability to estimate future taxable income, we compared the Company’s previous forecasts to actual results. To

assess the Company’s estimate of future taxable income, we evaluated certain significant assumptions in the model. We compared future market conditions of forecast uranium sales prices to published views of independent market participants. We compared forecast sales, including intercompany sales, to historical trends, board approved budgets and committed sales volumes, including to a selection of committed sales contracts. We compared forecast production rates to historical data, board approved budgets and life of mine plans. We involved income tax professionals with specialized skills and knowledge to assist in assessing the Company’s application of the tax regulations in relevant jurisdictions.
Original signed by KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 1988.
Saskatoon, Canada
February 8, 2022

Report of independent registered public accounting firm
To

the Shareholders and Board of Directors of Cameco Corporation
Opinion on internal control over financial reporting
We have audited Cameco Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated
Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the "consolidated financial statements") and our report dated February 8, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of management’s accountability. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the
Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and limitations of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Original signed by KPMG LLP
Chartered Professional Accountants
Saskatoon, Canada
February 8, 2022

Consolidated statements of earnings
For the years ended December 31 Note 2021 2020
($Cdn thousands, except per share amounts)
Revenue from products and services 17 $
1,474,984
$
1,800,073
Cost of products and services sold
1,282,635
1,484,962
Depreciation and amortization
190,415
208,662
Cost of sales 28
1,473,050
1,693,624
Gross profit
1,934
106,449
Administration
127,566
145,344
Exploration
8,016
10,873
Research and development
7,168
3,965
Other operating expense (income) 15
(8,407)
23,921
Loss on disposal of assets
3,803
1,072
Loss from operations
(136,212)
(78,726)
Finance costs 19
(76,612)
(96,133)
Gain on derivatives 26
12,529
36,577
Finance income
6,804
10,835
Share of earnings from equity-accounted investee 11
68,283
36,476
Other income 20
21,353
51,440
Loss before income taxes
(103,855)
(39,531)
Income tax expense (recovery) 21
(1,201)
13,666
Net loss $
(102,654)
$
(53,197)
Net loss attributable to:
Equity holders
(102,577)
(53,169)
Non-controlling interest
(77)
(28)
Net loss $
(102,654)
$
(53,197)
Loss per common share attributable to equity holders:
Basic 22 $
(0.26)
$
(0.13)
Diluted 22 $
(0.26)
$
(0.13)
See accompanying notes to consolidated financial statements.

Consolidated statements of comprehensive income

For the years ended December 31 Note 2021 2020
($Cdn thousands)
Net loss $
(102,654)
$
(53,197)
Other comprehensive income (loss), net of taxes:

- -
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability 1 25
3,897
(4,959)
Equity investments at FVOCI - net change in fair value 2
22,059
16,986
Equity investments at FVOCI - net change in fair value -
equity-accounted investee
-
(39)
-
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations
(30,384)
26,807
Other comprehensive income (loss), net of taxes

(4,428)
38,795
Total comprehensive loss $
(107,082)
$
(14,402)
Other comprehensive income (loss) attributable to:
Equity holders $
(4,426)
$
38,799
Non-controlling interest
(2)
(4)
Other comprehensive income (loss) for the year $
(4,428)
$
38,795
Total comprehensive loss attributable to:
Equity holders $
(107,003)
$
(14,370)
Non-controlling interest
(79)
(32)
Total comprehensive loss for the year $
(107,082)
$
(14,402)
1
Net of tax (2021 - $(
1,274
); 2020 - $
1,463
)
2
Net of tax (2021 - $(
3,267
); 2020 - $(
2,469
))
See accompanying notes to consolidated financial statements.

Consolidated statements of financial position
As at December 31 Note 2021 2020
($Cdn thousands)
Assets
Current assets
Cash and cash equivalents

$
1,247,447
$
918,382
Short-term investments

84,906
24,985
Accounts receivable

6
276,139
204,980
Current tax assets
4,966
8,184
Inventories

7
409,521
680,369
Supplies and prepaid expenses
95,341
89,428
Current portion of long-term receivables, investments and other

10
23,232
18,716
Total

current assets
2,141,552
1,945,044
Property, plant and equipment

8
3,576,599
3,771,557
Intangible assets 9
51,247
55,822
Long-term receivables, investments and other

10
577,527
652,042
Investment in equity-accounted investee

11
233,240
219,688
Deferred tax assets

21
937,579
936,678
Total

non-current assets
5,376,192
5,635,787
Total assets $
7,517,744
$
7,580,831
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities 12 $
340,458
$
233,649
Current tax liabilities

4,129
1,480
Current portion of other liabilities

14
22,791
26,119
Current portion of provisions 15
46,365
42,535
Total

current liabilities
413,743
303,783
Long-term debt

13
996,250
995,541
Other liabilities

14
171,774
166,559
Provisions

15
1,090,009
1,156,387
Total

non-current liabilities
2,258,033
2,318,487
Shareholders' equity
Share capital

1,903,357
1,869,710
Contributed surplus
230,039
237,358
Retained earnings
2,639,650
2,735,830
Other components of equity
72,795
115,457
Total shareholders' equity attributable to equity holders
4,845,841
4,958,355
Non-controlling interest
127
206
Total shareholders' equity
4,845,968
4,958,561
Total liabilities and shareholders' equity $
7,517,744
$
7,580,831
Commitments and contingencies [notes 8, 15, 21]
See accompanying notes to consolidated financial statements.

Consolidated statements of changes in equity
Attributable to equity holders
Foreign Equity Non-
Share Contributed Retained currency investments controlling Total
($Cdn thousands) capital surplus earnings translation at FVOCI Total interest equity
Balance at January 1, 2021 $
1,869,710
$
237,358
$
2,735,830
$
103,925
$
11,532
$
4,958,355
$
206
$
4,958,561
Net loss
-
-
(102,577)
-
-
(102,577)
(77)
(102,654)
Other comprehensive

income (loss)
-
-
3,897
(30,382)
22,059
(4,426)
(2)
(4,428)
Total comprehensive
income (loss)
-
-
(98,680)
(30,382)
22,059
(107,003)
(79)
(107,082)
Share-based compensation
-
4,536
-
-
-
4,536
-
4,536
Stock options exercised
33,647
(6,876)
-
-
-
26,771
-
26,771
Restricted share units
released
-
(4,979)
-
-
-
(4,979)
-
(4,979)
Dividends
-
-
(31,839)
-
-
(31,839)
-
(31,839)
Transfer to retained
earnings [note 26]
-
-
34,339
-
(34,339)
-
-
-
Balance at December 31, 2021 $
1,903,357
$
230,039
$
2,639,650
$
73,543
$
(748)
$
4,845,841
$
127
$
4,845,968
Balance at January 1, 2020 $
1,862,749
$
234,681
$
2,825,596
$
77,114
$
(5,415)
$
4,994,725
$
238
$
4,994,963
Net loss
-
-
(53,169)
-
-
(53,169)
(28)
(53,197)
Other comprehensive

income (loss)
-
-
(4,959)
26,811
16,947
38,799
(4)
38,795
Total comprehensive
income (loss)
-
-
(58,128)
26,811
16,947
(14,370)
(32)
(14,402)
Share-based compensation
-
6,564
-
-
-
6,564
-
6,564
Stock options exercised
6,961
(1,586)
-
-
-
5,375
-
5,375
Restricted share units
released
-
(2,301)
-
-
-
(2,301)
-
(2,301)
Dividends
-
-
(31,638)
-
-
(31,638)
-
(31,638)
Balance at December 31, 2020 $
1,869,710
$
237,358
$
2,735,830
$
103,925
$
11,532
$
4,958,355
$
206
$
4,958,561
See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows
For the years ended December 31 Note 2021 2020
($Cdn thousands)
Operating activities
Net loss $
(102,654)
$
(53,197)
Adjustments for:
Depreciation and amortization
190,415
208,662
Deferred charges
608
(2,945)
Unrealized loss (gain) on derivatives
13,771
(42,892)
Share-based compensation

24
4,536
6,564
Loss on disposal of assets
3,803
1,072
Finance costs 19
76,612
96,133
Finance income
(6,804)
(10,835)
Share of earnings from equity-accounted investee 11
(68,283)
(36,476)
Other income 20
(446)
(13,891)
Other operating expense (income) 15
(8,407)
23,921
Income tax expense (recovery) 21
(1,201)
13,666
Interest received
9,374
9,994
Income taxes received (paid)
9,583
(4,374)
Dividends from equity-accounted investee 31
50,128
54,404
Other operating items

23
287,253
(192,917)
Net cash provided by operations
458,288
56,889
Investing activities
Additions to property, plant and equipment
(98,784)
(77,462)
Increase in short-term investments
(59,921)
(24,985)
Decrease in long-term receivables, investments and other
73,050
907
Proceeds from sale of property, plant and equipment
5,357
511
Net cash used in investing
(80,298)
(101,029)
Financing activities
Increase in long-term debt
-
397,539
Decrease in long-term debt
-
(400,000)
Interest paid
(38,977)
(65,547)
Proceeds from issuance of shares, stock option plan
26,771
5,375
Lease principal payments
(2,727)
(3,716)
Dividends paid
(31,839)
(31,638)
Net cash used in financing
(46,772)
(97,987)
Increase (decrease) in cash and cash equivalents, during the year
331,218
(142,127)
Exchange rate changes on foreign currency cash balances
(2,153)
(1,922)
Cash and cash equivalents, beginning of year
918,382
1,062,431
Cash and cash equivalents, end of year $
1,247,447
$
918,382
Cash and cash equivalents is comprised of:
Cash $
604,557
$
503,496
Cash equivalents
642,890
414,886
Cash and cash equivalents $
1,247,447
$
918,382
See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements
For the years ended December 31, 2021 and 2020
1.

Cameco Corporation
Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121
11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended
December 31, 2021 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the
Company’s interests in associates and joint arrangements.
Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has mines in northern Saskatchewan and the United States, as well as a 40% interest in Joint
Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom
(Kazatomprom),

located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 11).
Cameco’s Cigar Lake mine was placed in a temporary state of care and maintenance in March of 2020 due to the global
COVID-19 pandemic. While production resumed in September, the mine returned to a temporary state of care and maintenance in January 2021 as a result of the pandemic. Production once again resumed in April 2021. Cameco also has two other operations in northern Saskatchewan which are in care and maintenance. Rabbit Lake was placed in care and maintenance in the second quarter of 2016 while operations at McArthur River/Key Lake were suspended indefinitely in the third quarter of 2018. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 28 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF
6

primary conversion capacity in Port Hope,
Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port
Hope and Cobourg, Ontario.

Also a result of the COVID-19 pandemic, production was temporarily suspended at the Port Hope
UF
6

conversion plant and at the Blind River refinery for approximately four weeks in the second quarter of 2020. See note 28 for the financial statement impact.
2.

Significant accounting policies
A.

Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards
(IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company’s board of directors on February 8,
2022.

B.

Basis of presentation
These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments Fair value through profit or loss (FVTPL)
Equity investments Fair value through other comprehensive income
(FVOCI)
Liabilities for cash-settled share-based payment arrangements FVTPL
Net defined benefit liability Fair value of plan assets less the present value of the defined benefit obligation
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.
This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group.
C.

Consolidation principles
i.

Business combinations
The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the
Company’s previously held equity interest in the acquiree is also considered in computing goodwill.
Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.
The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.
Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments.
ii.

Subsidiaries
The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is acquired by the Company and are deconsolidated from the date that control ceases.
iii.

Investments in equity-accounted investees
Cameco’s investments in equity-accounted investees include investments in associates.
Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity, but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.
iv.

Joint arrangements
A joint arrangement can take the form of a joint operation or joint venture. All joint arrangements involve a contractual arrangement that establishes joint control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint operation may or may not be structured through a separate vehicle. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is always structured through a separate vehicle. It operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses.
Interests in joint ventures are accounted for using the equity method of accounting, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized on a single line in the consolidated statements of financial position and consolidated statements of earnings. The share of joint ventures results is recognized in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.
v.

Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.
D.

Foreign currency translation
Items included in the financial statements of each of Cameco’s subsidiaries, associates and joint arrangements are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

i.

Foreign currency transactions
Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.
ii.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting dates. The revenues and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.
Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.
When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.
E.

Cash and cash equivalents
Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase and are measured at amortized cost.
F.

Short-term investments
Short-term investments are comprised of money market instruments with terms to maturity between three and 12 months and are measured at amortized cost.
G.

Inventories
Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.
Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
Consumable supplies and spares are valued at the lower of cost or replacement value.
H.

Property, plant and equipment
i.

Buildings, plant and equipment and other
Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.
When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.
ii.

Mineral properties and mine development costs
The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until the production stage commences. After a mine property has been brought into the production stage, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.
The production stage is reached when a mine property is in the condition necessary for it to be capable of operating in the manner intended by management. The criteria used to assess the start date of the production stage are determined based on the nature of each mine construction project, including the complexity of a mine site. A range of factors is considered when determining whether the production stage has been reached, which includes, but is not limited to, the demonstration of sustainable production at or near the level intended (such as the demonstration of continuous throughput levels at or above a target percentage of the design capacity).
iii.

Depreciation
Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets which are unrelated to production are depreciated according to the straight-line method based on estimated useful lives as follows:

Land Not depreciated
Buildings 15 - 25 years
Plant and equipment 3 - 15 years
Furniture and fixtures 3 - 10 years
Other 3 - 5 years
Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities' total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines' proven and probable mineral reserves recovered during the period.
Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.
iv.

Borrowing costs
Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters the production stage or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

v.

Repairs and maintenance
The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized.
Costs of routine maintenance and repair are charged to products and services sold.
I.

Goodwill and intangible assets
Goodwill arising from the acquisition of subsidiaries is initially recognized at cost, measured as the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired. At the date of acquisition, goodwill is allocated to the cash generating unit (CGU), or group of CGUs that is expected to receive the economic benefits of the business combination. Goodwill is subsequently measured at cost, less accumulated impairment losses.
Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.
Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.
J.

Leases
Cameco recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which is the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received, and subsequently at cost less any accumulated depreciation and impairment losses. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the cost of the right-of-use asset reflects that the Company will exercise a purchase option, in which case the right-of-use asset will be depreciated on the same basis as that of property, plant and equipment.
The lease liability is measured at amortized cost using the effective interest method. It is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, Cameco uses its incremental borrowing rate as the discount rate. Current borrowing rates available for classes of leased assets are compared with the rates of Cameco’s existing debt facilities to ensure that use of the Company’s incremental borrowing rate is reasonable.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made.
It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.
Cameco uses judgement in determining the lease term for some lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which affects the amount of lease liabilities and right-of-use assets recognized.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-
term leases that have a lease term of 12 months or less. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

K.

Finance income and finance costs
Finance income comprises interest income on funds invested. Interest income and interest expense are recognized in earnings as they accrue, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions and costs incurred on redemption of debentures.
Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.
L.

Research and development costs
Expenditures on research are charged against earnings when incurred. Development costs are recognized as assets when the
Company can demonstrate technical feasibility and that the asset will generate probable future economic benefits.
M.

Impairment
i.

Non-derivative financial assets

Cameco recognizes loss allowances for expected credit losses (ECLs) on financial assets measured at amortized cost, debt investments measured at FVOCI, and contract assets. It measures loss allowances at an amount equal to lifetime ECLs, except for debt securities that are determined to have low credit risk at the reporting date and other debt securities, loans advanced and bank balances for which credit risk has not increased significantly since initial recognition. For these, loss allowances are measured equal to 12-month ECLs.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument while 12-
month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months). The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.
The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations in full, without recourse by Cameco to actions such as realizing security (if any is held).
The Company considers a debt security to have low credit risk when it is at least an A (low) DBRS or A- S&P rating.
Financial assets carried at amortized cost and debt securities at FVOCI are assessed at each reporting date to determine whether they are ‘credit-impaired’. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental effect on the estimated future cash flows of the financial asset have occurred. Evidence can include significant financial difficulty of the borrower or issuer, a breach of contract, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy or other financial reorganization, or the disappearance of an active market for a security.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
For debt securities at FVOCI, the loss allowance is charged to earnings and is recognized in OCI. The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

ii.

Non-financial assets
The carrying amounts of Cameco’s non-financial assets are reviewed throughout the year to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
For impairment testing, assets are grouped together into CGUs which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s-length transaction between knowledgeable and willing parties. For exploration properties, fair value is based on the implied fair value of the resources in place using comparable market transaction metrics.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
Impairment losses recognized in prior periods are assessed throughout the year, whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings. An impairment loss in respect of goodwill is not reversed.
N.

Exploration and evaluation expenditures
Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.
The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the existence of proven and probable reserves and the demonstration that future economic benefits are probable. When an area is determined to be technically feasible and commercially viable, the exploration and evaluation assets attributable to that area are first tested for impairment and then transferred to property, plant and equipment.
Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant and equipment.

O.

Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.
i.

Environmental restoration
The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.
The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.
At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.
Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.
ii.

Waste disposal
The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.
P.

Employee future benefits
i.

Pension obligations
The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically,

defined benefit plans define an amount of
pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized immediately in earnings.
For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
ii.

Other post-retirement benefit plans
The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.
iii.

Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.
iv.

Termination benefits
Termination

benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts an entity’s offer of benefits in exchange for termination of employment. Cameco recognizes termination benefits as an expense at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.
v.

Share-based compensation
For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.
For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-
measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

When the terms and conditions of equity-settled plans at the time they were granted are subsequently modified, the fair value of the share-based payment under the original terms and conditions and under the modified terms and conditions are both determined at the date of the modification. Any excess of the modified fair value over the original fair value is recognised over the remaining vesting period in addition to the grant date fair value of the original share-based payment. The share-based payment expense is not adjusted if the modified fair value is less than the original fair value.
Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.
Q.

Revenue recognition
Cameco supplies uranium concentrates, uranium conversion services, fabrication services and other services. Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control, as described below, over a good or service to a customer. Customers do not have the right to return
products.
Cameco’s sales arrangements with its customers are pursuant to enforceable contracts that indicate the nature and timing of satisfaction of performance obligations, including significant payment terms, where payment is usually due in 30 days. Each delivery is considered a separate performance obligation under the contract.
Uranium supply
In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers.
Cameco-owned uranium may be physically delivered to either the customer or to conversion facilities (Converters).
For deliveries to customers, terms in the sales contract specify the location of delivery. Revenue is recognized when the uranium has been delivered and accepted by the customer at that location.
When uranium is delivered to Converters, the Converter will credit Cameco’s account for the volume of accepted uranium.
Based on delivery terms in the sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, control has been transferred and Cameco recognizes revenue for the uranium supply.
Toll conversion services
In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or the customer’s account at Cameco’s Port Hope conversion facility. At this point, the customer obtains control and Cameco recognizes revenue for the toll conversion services.
Conversion supply
A conversion supply arrangement is a combination of uranium supply and toll conversion services. Cameco is contractually obligated to provide converted uranium to its customers. Based on delivery terms in the sales contract, Cameco either (i)
physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the customer obtains control and Cameco recognizes revenue for both the uranium supplied and the conversion service provided.

Fabrication services
In a fabrication services arrangement, Cameco is contractually obligated to provide fuel bundles or reactor components to its customers. In a contract for fuel bundles, the bundles are inspected and accepted by the customer at Cameco’s Port Hope fabrication facility or another location based on delivery terms in the sales contract. At this point, the customer obtains control and Cameco recognizes revenue for the fabrication services.
In some contracts for reactor components, the components are made to a customer’s specification and if a contract is terminated by the customer, Cameco is entitled to reimbursement of the costs incurred to date, including a reasonable margin.
Since the customer controls all of the work in progress as the products are being manufactured, revenue and associated costs are recognized over time, before the goods are delivered to the customer’s premises. Revenue is recognized on the basis of units produced as the contracts reflect a per unit basis. Revenue from these contracts represents an insignificant portion of
Cameco’s total revenue. In other contracts where the reactor components are not made to a specific customer’s specification, when the components are delivered to the location specified in the contract, the customer obtains control and Cameco recognizes revenue for the services.
Other services
Uranium concentrates and converted uranium are regulated products and can only be stored at regulated facilities. In a storage arrangement, Cameco is contractually obligated to store uranium products at its facilities on behalf of the customer.
Cameco invoices the customer in accordance with the contract terms and recognizes revenue on a monthly basis.
Cameco also provides customers with transportation of its uranium products. In the contractual arrangements where Cameco is acting as the principal, revenue is recognized as the product is delivered.
R.

Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.
Trade receivables and debt securities are initially recognized when they are originated. All other financial assets and liabilities are initially recognized when the company becomes a party to the contractual provisions of the instrument. A financial asset
(unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue.
A trade receivable without a significant financing component is initially measured at the transaction price.
i.

Financial assets
On initial recognition, financial assets are classified as measured at: amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on the Company’s business model for managing its financial assets and their cash flow characteristics. Classifications are not changed subsequent to initial recognition unless the Company changes its business model for managing its financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in business model.
Amortized cost
A financial asset is measured at amortized cost if it is not designated as at fair value through profit or loss, is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Assets in this category are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss, as is any gain or loss on derecognition.

Fair value through other comprehensive income (FVOCI)
A debt investment is measured at FVOCI if it is not designated as at fair value through profit or loss, is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (OCI). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
On initial recognition of an equity investment that is not held for trading, Cameco may irrevocably elect to present subsequent changes in the investments fair value in OCI. This election is made on an investment by investment basis. These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Fair value through profit or loss (FVTPL)
All financial assets not classified as measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Derecognition of financial assets
Cameco derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which it neither transfers or retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
If the Company enters into a transaction whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets would not be derecognized.
ii.

Financial liabilities

On initial recognition, financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, is a derivative or is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.
Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss as is any gain or loss on derecognition.
A financial liability is derecognized when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
iii.

Derivative financial instruments
The Company holds derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivative financial instruments are initially measured at fair value in the consolidated statements of financial position, with any directly attributable transaction costs recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value are recognized in profit or loss.
The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation. The Company does not have any instruments that have been designated as hedge transactions at December 31, 2021 and 2020.
S.

Income tax
Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years. Current tax assets and liabilities are measured at the amount expected to be paid or recovered from the taxation authorities.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize.
T.

Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.
U.

Earnings per share
The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.
Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

V.

Segment reporting
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments.
To

be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s executive team.
Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.
W.

Government assistance
Government grants are recognized when there is reasonable assurance that the Company has complied with the relevant conditions of the grant and that the grant will be received. Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the periods in which the expenses have been recognized.

3.

Accounting standards
A.

Changes in accounting policy
A number of amendments to existing standards became effective January 1, 2021 but they did not have an effect on the
Company’s financial statements.
B.

New standards and interpretations not yet adopted
A new amendment to an existing standard is not yet effective for the year ended December 31, 2021 and has not been applied in preparing these consolidated financial statements. Cameco does not intend to early adopt the following amendment.
i.

Income tax
In May 2021, the International Accounting Standards Board issued Deferred Tax related to Assets and Liabilities arising from a
Single Transaction, which amended IAS 12, Income Taxes

(IAS 12). The amendments are effective for periods beginning on or after January 1, 2023, with early adoption permitted. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences, such as leases and decommissioning liabilities. Cameco does not expect adoption of the standard to have a material impact on the financial statements.
4.

Determination of fair values
A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability,

fair values are determined based on market quotes for
assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.
Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.
When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.
Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the transfer occurred. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any recurring fair value measurements that are categorized as level 3 as of the reporting date.
Further information about the techniques and assumptions used to measure fair values is included in the following notes:
Note 24 - Share-based compensation plans
Note 26 - Financial instruments and risk management
5.

Use of estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the consolidated financial statements.
A.

Recoverability of long-lived and intangible assets
Cameco assesses the carrying values of property, plant and equipment, and intangible assets when there is an indication of possible impairment. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding market conditions, costs of production, sustaining capital requirements and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A material change in assumptions may significantly impact the potential impairment of these assets.
B.

Cash generating units
In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these CGUs.
C.

Provisions for decommissioning and reclamation of assets
Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs, timing of the cash flows or mineral reserves may result in a material change in the amount charged to earnings.

D.

Income taxes
Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. The determination of the recoverability of deferred tax assets is dependent on assumptions and judgments regarding future market conditions, production rates and intercompany sales, which can materially impact estimated future taxable income. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.
E.

Mineral reserves
Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.
6.

Accounts receivable
2021 2020
Trade receivables $
271,015
$
166,054
GST/VAT

receivables
3,919
38,192
Other receivables
1,205
734
Total $
276,139
$
204,980
The Company’s exposure to credit and currency risks as well as credit losses related to trade and other receivables, excluding goods and services tax (GST)/value added tax (VAT)

receivables, is disclosed in note 26.
7.

Inventories
2021 2020
Uranium
Concentrate $
319,257
$
579,653
Broken ore
46,324
45,387
365,581
625,040
Fuel services
43,549
52,273
Other
391
3,056
Total $
409,521
$
680,369
Cameco expensed $
1,218,000,000

of inventory as cost of sales during 2021 (2020 - $
1,435,000,000
).

8.

Property, plant and equipment
At December 31, 2021
Land
Plant

Furniture
Exploration

and
and

and
Under and
buildings equipment

fixtures
construction

evaluation
Total
Cost
Beginning of year $
5,224,333
$
2,699,844
$
78,911
$
139,051
$
1,125,483
$
9,267,622
Additions
1,520
8,807
700
87,637
120
98,784
Transfers
17,145
31,243
5,130
(52,797)
-
721
Change in reclamation provision [note 15]
(62,427)
-
-
-
-
(62,427)
Disposals
(23,075)
(6,019)
(345)
(6,691)
-
(36,130)
Effect of movements in exchange rates
(5,287)
(1,314)
(30)
-
(52,364)
(58,995)
End of year
5,152,209
2,732,561
84,366
167,200
1,073,239
9,209,575
Accumulated depreciation and impairment
Beginning of year
3,031,292
1,876,336
74,246
36,798
483,663
5,502,335
Depreciation charge
104,641
92,670
4,246
-
-
201,557
Change in reclamation provision [note 15]
(a)
(8,407)
-
-
-
-
(8,407)
Disposals
(20,999)
(5,623)
(345)
-
-
(26,967)
Effect of movements in exchange rates
(4,787)
(1,155)
(28)
-
(25,416)
(31,386)
End of year
3,101,740
1,962,228
78,119
36,798
458,247
5,637,132
Right-of-use assets
Beginning of year
1,806
2,322
2,142
-
-
6,270
Additions
-
477
-
-
-
477
Depreciation charge
(875)
(494)
(501)
-
-
(1,870)
Transfers
-
(721)
-
-
-
(721)
End of year
931
1,584
1,641
-
-
4,156
Net book value at December 31, 2021 $
2,051,400
$
771,917
$
7,888
$
130,402
$
614,992
$
3,576,599

At December 31, 2020
Land
Plant

Furniture
Exploration

and
and

and
Under and
buildings equipment

fixtures
construction

evaluation
Total
Cost
Beginning of year $
5,050,115
$
2,678,165
$
80,869
$
132,457
$
1,071,840
$
9,013,446
Additions
2,030
7,097
855
67,477
3
77,462
Transfers
37,971
21,405
2,554
(60,391)
-
1,539
Change in reclamation provision
151,558
-
-
-
-
151,558
Disposals
(1,678)
(3,385)
(5,299)
(492)
(99)
(10,953)
Effect of movements in exchange rates
(15,663)
(3,438)
(68)
-
53,739
34,570
End of year
5,224,333
2,699,844
78,911
139,051
1,125,483
9,267,622
Accumulated depreciation and impairment
Beginning of year
2,936,088
1,793,049
76,601
36,799
458,386
5,300,923
Depreciation charge
84,261
89,550
3,010
-
-
176,821
Change in reclamation provision
(a)
23,921
-
-
-
-
23,921
Disposals
(903)
(2,997)
(5,299)
(1)
(150)
(9,350)
Effect of movements in exchange rates
(12,075)
(3,266)
(66)
-
25,427
10,020
End of year
3,031,292
1,876,336
74,246
36,798
483,663
5,502,335
Right-of-use assets
Beginning of year
2,646
5,084
419
-
-
8,149
Additions
75
22
2,124
-
-
2,221
Disposals
(40)
(747)
-
-
-
(787)
Depreciation charge
(875)
(498)
(401)
-
-
(1,774)
Transfers
-
(1,539)
-
-
-
(1,539)
End of year
1,806
2,322
2,142
-
-
6,270
Net book value at December 31, 2020 $
2,194,847
$
825,830
$
6,807
$
102,253
$
641,820
$
3,771,557
Cameco has contractual capital commitments of approximately $
53,000,000

at December 31, 2021. Certain of the contractual
commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contract. The majority of this amount is expected to be incurred in 2022.
(a) Asset retirement obligation assets are adjusted when the Company updates its reclamation provisions due to new cash flow estimates or changes in discount and inflation rates. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake operation and some of our operations in the United States, the adjustment is recorded directly to the statement of earnings as other operating expense or income.

9.

Intangible assets
A.

Reconciliation of carrying amount
At December 31, 2021
Intellectual
Contracts

property
Total
Cost
Beginning of year $
111,388
$
118,819
$
230,207
Effect of movements in exchange rates
(770)
-
(770)
End of year
110,618
118,819
229,437
Accumulated amortization and impairment
Beginning of year
109,663
64,722
174,385
Amortization charge
975
3,582
4,557
Effect of movements in exchange rates
(752)
-
(752)
End of year
109,886
68,304
178,190
Net book value at December 31, 2021 $
732
$
50,515
$
51,247
At December 31, 2020
Intellectual
Contracts property Total
Cost
Beginning of year $
113,707
$
118,819
$
232,526
Effect of movements in exchange rates
(2,319)
-
(2,319)
End of year
111,388
118,819
230,207
Accumulated amortization and impairment
Beginning of year
111,094
61,022
172,116
Amortization charge
1,008
3,700
4,708
Effect of movements in exchange rates
(2,439)
-
(2,439)
End of year
109,663
64,722
174,385
Net book value at December 31, 2020 $
1,725
$
54,097
$
55,822
B.

Amortization
The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing Inc. (CFM) and purchase and sales contracts acquired with NUKEM. The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold. The purchase and sales contracts will be amortized to earnings over the remaining terms of the underlying contracts, which extend to 2022. Amortization of the purchase contracts is allocated to the cost of inventory and is included in cost of products and services sold as inventory is sold. Sales contracts are amortized to revenue.

10.

Long-term receivables, investments and other
2021 2020
Investments in equity securities [note 26]
(a)
$
-
$
43,873
Derivatives [note 26]
32,098
45,605
Investment tax credits
95,722
95,642
Amounts receivable related to tax dispute [note 21]
(b)
295,221
303,222
Product loan
(c)
176,904
176,904
Other
814
5,512
600,759
670,758
Less current portion
(23,232)
(18,716)
Net $
577,527
$
652,042
(a)

Cameco designated the investments shown below as equity securities at FVOCI because these equity securities represented investments that the Company intended to hold for the long term for strategic purposes. During the year, Cameco divested of these securities since holding them no longer added value in terms of its strategic plan. There were no dividends recognized on any of these investments during the year.
2021 2020
Investment in Denison Mines Corp. $
-
$
20,677
Investment in UEX Corporation
-
13,005
Investment in ISO Energy Ltd.
-
6,923
Investment in GoviEx
-
2,875
Other
-
393
$
-
$
43,873
(b)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA) (see note 21). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $
295,221,000

already paid as at December 31, 2021 (December 31, 2020 -
$
303,222,000
) (note 21).
(c)

During 2018, as a result of the decision to temporarily suspend production at the McArthur River mine, Cameco loaned
5,400,000

pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay us in kind with uranium concentrate no later than
December 31, 2023
. The loan was recorded at Cameco’s weighted average
cost of inventory.
11.

Equity-accounted investee
JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a
40
% interest and Kazatomprom
holds a
60
% interest in JV Inkai. Cameco does not have joint control over the joint venture and as a result, Cameco accounts for JV Inkai on an equity basis.
JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-
party customers.

The following tables summarize the financial information of JV Inkai (100%):
2021 2020
Cash and cash equivalents $
12,893
$
47,539
Other current assets
301,589
115,647
Non-current assets
328,469
343,767
Current liabilities
(32,774)
(26,397)
Non-current liabilities
(38,635)
(39,991)
Net assets $
571,542
$
440,565
2021 2020
Revenue from products and services $
387,319
$
252,764
Cost of products and services sold
(55,397)
(57,358)
Depreciation and amortization
(25,300)
(24,081)
Finance income
349
367
Finance costs
(796)
(825)
Other expense
(16,636)
(12,305)
Income tax expense
(60,357)
(44,804)
Net earnings
229,182
113,758
Other comprehensive loss
-
(97)
Total comprehensive income $
229,182
$
113,661
The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:
2021 2020
Opening net assets $
440,565
$
442,074
Total

comprehensive income
229,182
113,661
Dividends declared
(85,198)
(64,456)
Impact of foreign exchange
(13,007)
(50,714)
Closing net assets
571,542
440,565
Cameco's share of net assets
228,617
176,226
Consolidating adjustments
(a)
(60,348)
(38,975)
Fair value increment
(b)
85,976
89,184
Dividends in excess of ownership percentage
(c)
(22,085)
(9,669)
Impact of foreign exchange
1,080
2,922
Carrying amount in the statement of financial position $
233,240
$
219,688
(a) Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.
(b) Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c) Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

12.

Accounts payable and accrued liabilities
2021 2020
Trade payables $
213,377
$
137,190
Non-trade payables
66,048
58,105
Payables due to related parties [note 24]
61,033
38,354
Total $
340,458
$
233,649
The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 26.
13.

Long-term debt
2021 2020
Unsecured debentures
Series F -
5.09
% debentures due
November 14, 2042
99,336
99,319
Series G -
4.19
% debentures due
June 24, 2024
499,010
498,630
Series H -
2.95
% debentures due
October 21, 2027
397,904
397,592
Total $
996,250
$
995,541
On October 21, 2020, Cameco issued $
400,000,000

of Series H debentures which bear interest at a rate of
2.95
% per annum.
The net proceeds of the issue after deducting expenses were approximately $
397,500,000
. The debentures mature on
October 21, 2027 and are being amortized at an effective interest rate of
3.05
%. In conjunction with the issuance of the Series
H debentures, on November 20, 2020, the $
400,000,000

principal amount of the Series E debentures was redeemed. Cameco recognized $
24,439,000

of finance costs in relation to the early redemption of these debentures (note 19).
Cameco has a $
1,000,000,000

unsecured revolving credit facility that is available until
October 1, 2025
. Upon mutual
agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $
100,000,000

can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $
1,000,000,000

by increments no less than $
50,000,000
, to a total of $
1,250,000,000
. The
facility ranks equally with all of Cameco’s other senior debt. As of December 31, 2021 and 2020, there were no

amounts
outstanding under this facility.

Cameco has $
1,696,041,000

(2020 - $
1,698,340,000
) in letter of credit facilities. Outstanding and committed letters of credit at
December 31, 2021 amounted to $
1,573,873,000

(2020 - $
1,596,488,000
), the majority of which relate to future
decommissioning and reclamation liabilities (note 15).
Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than
1
:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2021, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2022 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt:
2022 2023 2024 2025 2026 Thereafter Total
$
-
-
499,010
-
-
497,240
$
996,250
14.

Other liabilities
2021 2020
Deferred sales [note 17] $
23,316
$
14,382
Derivatives [note 26]
4,997
4,733
Accrued pension and post-retirement benefit liability [note 25]
89,002
91,729
Lease obligation
4,872
7,951
Product loan (a)
15,763
6,045
Other
56,615
67,838
194,565
192,678
Less: current portion
(22,791)
(26,119)
Net $
171,774
$
166,559
Expenses related to short-term leases and leases of low-value assets were insignificant during 2021
.
(a) The Company has standby product loan facilities with various counterparties. The arrangements allow it to borrow up to
1,977,000

kgU of UF
6

conversion services and
2,606,000

pounds of U
3
O
8

over the period 2020 to 2023 with repayment in kind
up to
December 31, 2023
. Under the facilities, standby fees of up to
1
% are payable based on the market value of the facilities
and interest is payable on the market value of any amounts drawn at rates ranging from
0.5
% to
1.6
%. At December 31, 2021,
we have
1,103,000

kgU of UF
6

conversion services drawn on the loans with repayment no later than
December 31, 2022
. The
loan is recorded at Cameco’s weighted average cost of inventory.
15.

Provisions
Reclamation Waste disposal Total
Beginning of year $
1,189,600
$
9,322
$
1,198,922
Changes in estimates and discount rates [note 8]
Capitalized in property, plant and equipment
(54,020)
-
(54,020)
Recognized in earnings [note 8]
(8,407)
503
(7,904)
Provisions used during the period
(19,024)
(518)
(19,542)
Unwinding of discount [note 19]
21,347
98
21,445
Effect of movements in exchange rates
(2,527)
-
(2,527)
End of period $
1,126,969
$
9,405
$
1,136,374
Current $
45,013
$
1,352
$
46,365
Non-current
1,081,956
8,053
1,090,009
$
1,126,969
$
9,405
$
1,136,374
A.

Reclamation provision
Cameco's estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total undiscounted future decommissioning and reclamation costs for its existing operating assets to be
$
1,100,378,000

(2020 - $
1,130,495,000
). The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur after
2027
. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $
1,007,009,000

(2020 - $
1,021,142,000
) in the form of letters
of credit to satisfy current regulatory requirements.
The reclamation provision relates to the following segments:
2021 2020
Uranium $
900,482
$
937,992
Fuel services
226,487
251,608
Total $
1,126,969
$
1,189,600
B.

Waste disposal
The fuel services segment consists of the Blind River refinery, Port Hope conversion facility and Cameco Fuel Manufacturing
Inc.. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.) and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.
Cameco estimates total undiscounted future costs related to existing waste disposal to be $
8,169,000

(2020 - $
8,044,000
).
The majority of these expenditures are expected to occur within the next four years.
16.

Share capital
Authorized share capital:
●

Unlimited number of first preferred shares
●

Unlimited number of second preferred shares
●

Unlimited number of voting common shares,
no

stated par value, not convertible or redeemable,
and
●

One Class B share
A.

Common Shares

Number issued

(number of shares)
2021 2020
Beginning of year
396,262,741
395,797,732
Issued:
Stock option plan [note 24]
1,796,524
465,009
End of year
398,059,265
396,262,741
All issued shares are fully paid. Holders of the common shares are entitled to exercise one vote per share at meetings of shareholders, are entitled to receive dividends if, as and when declared by our Board of Directors and are entitled to participate in any distribution of remaining assets following a liquidation.

The shares of Cameco are widely held and
no shareholder, resident in Canada, is allowed to own more than 25% of the
Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%. In addition, no more than 25% of total shareholder votes cast may be cast by non-resident shareholders.
B.

Class B share
One Class B share issued during 1988 and assigned $
1

of share capital
entitles the shareholder to vote separately as a class
in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan
.
C.

Dividends
Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2021, the dividend declared per share was $
0.08

(December 31, 2020 - $
0.08
).
17.

Revenue
Cameco’s sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.
The following table summarizes Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to the Company’s reportable segments (note 28):

For the year ended December 31, 2021
Uranium Fuel services Other Total
Customer geographical region
Americas $
547,257
$
287,802
$
12,769
$
847,828
Europe
218,879
77,110
2,945
298,934
Asia
288,857
39,365
-
328,222
$
1,054,993
$
404,277
$
15,714
$
1,474,984
Contract type
Fixed-price $
307,858
$
384,065
$
11,421
$
703,344
Market-related
747,135
20,212
4,293
771,640
$
1,054,993
$
404,277
$
15,714
$
1,474,984
For the year ended December 31, 2020
Uranium Fuel services Other Total
Customer geographical region
Americas $
593,182
$
206,011
$
3,321
$
802,514
Europe
323,565
123,864
3,331
450,760
Asia
499,378
47,421
-
546,799
$
1,416,125
$
377,296
$
6,652
$
1,800,073
Contract type
Fixed-price $
410,376
$
355,552
$
3,331
$
769,259
Market-related
1,005,749
21,744
3,321
1,030,814
$
1,416,125
$
377,296
$
6,652
$
1,800,073
Deferred sales
The following table provides information about contract liabilities (note 14) from contracts with customers:
2021 2020
Beginning of year $
14,382
$
17,418
Additions
16,531
6,994
Recognized in revenue
(7,596)
(10,026)
Effect of movements in exchange rates
(1)
(4)
End of year $
23,316
$
14,382
Deferred sales primarily relates to advance consideration received from customers for future conversion deliveries and fuel fabrication services as well as revenue related to the storage of uranium and converted uranium held at Cameco facilities.
The
revenue related to the fuel fabrication services and storage is recognized over time while the revenue related to future conversion deliveries is expected to be recognized between 2024 and 2030.
Cameco recognized an increase of revenue of $
383,000

(2020 - reduction of revenue of $
268,000
) during 2021 from
performance obligations satisfied (or partially satisfied) in previous periods. This is due to the difference between actual pricing indices and the estimates at the time of invoicing.

Future sales commitments
Cameco’s sales portfolio consists of short and long-term sales commitments. The contracts can be executed well in advance of a delivery and include both fixed and market-related pricing.

The following table summarizes the expected future revenue,
by segment, related to only fixed-price contracts with remaining future deliveries as follows:
2022 2023 2024 2025 2026 Thereafter Total
Uranium $
298,355
$
273,739
$
332,247
$
219,546
$
108,004
$
527,366
$
1,759,257
Fuel services
298,232
248,395
269,227
241,940
181,707
560,458
1,799,959
Total $
596,587
$
522,134
$
601,474
$
461,486
$
289,711
$
1,087,824
$
3,559,216
The sales contracts are denominated largely in US dollars and converted from US to Canadian dollars at a rate of $
1.27
.
The amounts in the table represent the consideration the Company will be entitled to receive when it satisfies the remaining performance obligations in the contracts. The amounts include assumptions about volumes for contracts that have volume flexibility. Cameco’s total revenue that will be earned will also include revenue from contracts with market-related pricing. The
Company has elected to exclude these amounts from the table as the transaction price will not be known until the time of delivery. Contracts with an original duration of one year or less have been included in the table.
18.

Employee benefit expense
The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development and property, plant and equipment:
2021 2020
Wages and salaries $
236,181
$
226,725
Statutory and company benefits
43,870
41,299
Expenses related to defined benefit plans [note 25]
5,350
5,256
Expenses related to defined contribution plans [note 25]
12,939
12,410
Equity-settled share-based compensation [note 24]
7,837
9,738
Cash-settled share-based compensation [note 24]
41,839
27,241
Total $
348,016
$
322,669
19.

Finance costs
2021 2020
Interest on long-term debt $
39,266
$
43,340
Unwinding of discount on provisions [note 15]
21,445
14,403
Redemption of Series E debentures [note 13]
-
24,439
Other charges
15,901
13,951
Total $
76,612
$
96,133
No

borrowing costs were determined to be eligible for capitalization during the year.

20.

Other income (expense)
2021 2020
Foreign exchange gains
446
13,891
Government assistance (a)
21,209
37,347
Other
(302)
202
Total $
21,353
$
51,440
(a)

In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada
Emergency Wage Subsidy program (CEWS). CEWS provides a subsidy on eligible remuneration based on certain criteria. In
2020, the Company qualified for the subsidy for the periods April through December and in 2021, for the periods January through June. There are no unfulfilled conditions and other contingencies attached to this government assistance. Given the current eligibility criteria, Cameco has determined that it will not apply for the CEWS in subsequent application periods.
21.

Income taxes
A.

Significant components of deferred tax assets and liabilities
Recognized in earnings As at December 31
2021 2020 2021 2020
Assets
Property, plant and equipment $
82,677
$
(38,389)
$
363,468
$
280,798
Provision for reclamation
(14,509)
28,628
207,633
222,142
Inventories
2,489
4,071
6,559
4,071
Foreign exploration and development
(812)
2
4,457
5,269
Income tax losses (gains)
(80,802)
(7,629)
301,910
382,712
Defined benefit plan actuarial losses
-
-
8,126
9,410
Long-term investments and other
16,405
(5,678)
45,426
32,276
Deferred tax assets
5,448
(18,995)
937,579
936,678
Liabilities
Inventories
-
(301)
-
-
Deferred tax liabilities
-
(301)
-
-
Net deferred tax asset (liability) $
5,448
$
(18,694)
$
937,579
$
936,678

Deferred tax allocated as 2021 2020
Deferred tax assets $
937,579
$
936,678
Deferred tax liabilities
-
-
Net deferred tax asset

$
937,579
$
936,678
Cameco has recorded a deferred tax asset of $
937,579,000

(2020 - $
936,678,000
). The realization of this deferred tax asset is
dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s deferred tax assets are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

B.

Movement in net deferred tax assets and liabilities
2021 2020
Deferred tax asset at beginning of year $
936,678
$
956,376
Recovery (expense) for the year in net earnings
5,448
(18,694)
Expense for the year in other comprehensive income
(4,541)
(1,006)
Effect of movements in exchange rates
(6)
2
End of year $
937,579
$
936,678
C.

Significant components of unrecognized deferred tax assets
2021 2020
Income tax losses $
288,637
$
271,163
Property, plant and equipment
2,209
2,204
Provision for reclamation
66,573
75,219
Long-term investments and other
58,330
60,223
Total $
415,749
$
408,809
D.

Tax rate reconciliation
The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:
2021 2020
Loss before income taxes and non-controlling interest $
(103,855)
$
(39,531)
Combined federal and provincial tax rate
26.9%
26.9%
Computed income tax recovery
(27,937)
(10,634)
Increase (decrease) in taxes resulting from:
Difference between Canadian rates and rates
applicable to subsidiaries in other countries
28,690
42,028
Change in unrecognized deferred tax assets
22,068
(7,766)
Share-based compensation plans
-
398
Change in legislation
-
(1,978)
Income in equity-accounted investee
(24,481)
(12,155)
Change in uncertain tax positions
1,099
2,455
Other permanent differences
(640)
1,318
Income tax expense (recovery) $
(1,201)
$
13,666

E.

Earnings and income taxes by jurisdiction
2021 2020
Earnings (loss) before income taxes
Canada $
58,624
$
72,809
Foreign
(162,479)
(112,340)
$
(103,855)
$
(39,531)
Current income taxes (recovery)
Canada $
2,257
$
(394)
Foreign
1,990
(4,634)
$
4,247
$
(5,028)
Deferred income taxes (recovery)
Canada $
(3,937)
$
9,122
Foreign
(1,511)
9,572
$
(5,448)
$
18,694
Income tax expense (recovery) $
(1,201)
$
13,666
F.

Reassessments
Canada
On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA)
application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.
In September 2018, the Tax

Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.
The total tax reassessed for the three tax years was $
11,000,000
, and Cameco remitted
50
%. Cameco has received refunds
totaling about $
5,500,000

plus interest.
In addition, on April 30, 2019, the Tax Court awarded Cameco $
10,300,000

for legal fees incurred, plus an amount for
disbursements of up to $
16,700,000
. The amount of the award was recognized as a reduction of administration expense in the first quarter of 2021.
If CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco will continue to utilize its appeal rights under Canadian federal and provincial tax rules.

G.

Income tax losses
At December 31, 2021, income tax losses carried forward of $
2,177,025,000

(2020 - $
2,399,647,000
) are available to reduce
taxable income. These losses expire as follows:
Date of expiry Canada US Other Total
2026 $
-
$
-
$
13,724
$
13,724
2027
-
-
228
228
2028
-
-
59
59
2030
47
-
-
47
2031
-
20,295
-
20,295
2032
272
21,858
-
22,130
2033
-
33,595
-
33,595
2034
169,934
15,593
4,484
190,011
2035
372,376
7,106
7,167
386,649
2036
210,591
43,466
5,646
259,703
2037
27
32,558
2,958
35,543
2038
2,813
35,112
320
38,245
2039
6,424
27,159
-
33,583
2040
3,110
52,001
-
55,111
2041
31
38,666
-
38,697
No expiry
-
-
1,049,405
1,049,405
$
765,625
$
327,409
$
1,083,991
$
2,177,025
Included in the table above is $
1,083,848,000

(2020 - $
1,013,730,000
) of temporary differences related to loss carry forwards
where no future benefit has been recognized.
22.

Per share amounts
Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2021 was
397,630,947

(2020 -
395,829,380
).
2021 2020
Basic loss per share computation
Net loss attributable to equity holders $
(102,577)
$
(53,169)
Weighted average common shares outstanding
397,631
395,829
Basic loss per common share $
(0.26)
$
(0.13)
Diluted loss per share computation
Net loss attributable to equity holders $
(102,577)
$
(53,169)
Weighted average common shares outstanding
397,631
395,829
Dilutive effect of stock options
-
-
Weighted average common shares outstanding, assuming dilution
397,631
395,829
Diluted loss per common share $
(0.26)
$
(0.13)

23.

Supplemental cash flow information
Other operating items included in the statements of cash flows are as follows:
2021 2020
Changes in non-cash working capital:
Accounts receivable $
(75,678)
$
143,717
Inventories
300,307
(376,908)
Supplies and prepaid expenses
(5,908)
(3,999)
Accounts payable and accrued liabilities
91,757
36,514
Reclamation payments
(19,542)
(17,640)
Other
(3,683)
25,399
Total $
287,253
$
(192,917)
The changes arising from financing activities were as follows:
Long-term Interest Lease Dividends Share
debt payable obligation payable capital Total
Balance at January 1, 2021 $
995,541
$
3,978
$
7,951
$
-
$
1,869,710
$
2,877,180
Changes from financing cash flows:
Dividends paid - - -
(31,839)
-
(31,839)
Interest paid -
(38,789)
(188)
- -
(38,977)
Lease principal payments - -
(2,727)
- -
(2,727)
Shares issued, stock option plan - - - -
26,771
26,771
Total cash changes
-
(38,789)
(2,915)
(31,839)
26,771
(46,772)
Non-cash changes:
Amortization of issue costs
709
- - - -
709
Dividends declared - - -
31,839
-
31,839
Interest expense -
38,369
188
- -
38,557
Right-of-use asset additions - -
477
- -
477
Other - -
(783)
- -
(783)
Shares issued, stock option plan - - - -
6,876
6,876
Foreign exchange - -
(46)
- -
(46)
Total non-cash changes
709
38,369
(164)
31,839
6,876
77,629
Balance at December 31, 2021 $
996,250
$
3,558
$
4,872
$
-
$
1,903,357
$
2,908,037
24.

Share-based compensation plans
The Company has the following plans:
A.

Stock option plan
The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto

Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed
43,017,198

of which
30,136,822

shares have been issued.

Stock option transactions for the respective years were as follows:
(Number of options) 2021 2020
Beginning of year
6,158,539
8,617,097
Options granted
-
-
Options forfeited
(18,005)
(81,991)
Options expired
(886,009)
(1,911,558)
Options exercised [note 16]
(1,796,524)
(465,009)
End of year
3,458,001
6,158,539
Exercisable
3,162,415
5,076,226
Weighted average share prices were as follows:

2021 2020
Beginning of year
$16.98
$17.44
Options granted
-
-
Options forfeited
26.08
22.22
Options expired
22.05
20.14
Options exercised

14.90
11.56
End of year
$16.72
$16.98
Exercisable
$16.85
$17.73
The weighted average share price at the dates of exercise during 2021 was $
22.09

per share (2020 - $
14.58
).
Total

options outstanding and exercisable at December 31, 2021 were as follows:

Options outstanding Options exercisable
Option price per share Number
Weighted
average
remaining
life
Weighted
average
exercisable
price Number
Weighted
average
exercisable
price
$
11.32

-
15.83
1,833,572
4.2
$14.56
1,537,986
$14.43
$
15.84

-
26.81
1,624,429
1.5
$19.15
1,624,429
$19.15
3,458,001
3,162,415
The foregoing options have expiry dates ranging from March 2, 2022 to February 28, 2027.

B.

Executive performance share unit (PSU)
The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one
Cameco common share purchased on the open market, or cash with an equivalent market value, at the participant’s discretion
(prior to the fourth quarter of 2019 it was at the board’s discretion) provided they have met their ownership requirements, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest.

During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period is based on Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by
Cameco at the end of the
three-year vesting period
. Prior to 2020, total shareholder return over three years was also a vesting condition. If the participant elects a cash payout, the redemption amount will be based on the volume-weighted average trading price of Cameco’s common shares on March 1 or, if March 1 is not a trading day,

on the first trading day following
March 1. As of December 31, 2021, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was
1,495,709

(2020 -
1,720,636
).
C.

Restricted share unit (RSU)
The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one
Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion.
The RSUs carry vesting periods of one to three years
, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. These same participants, if they have met or are not subject to share ownership requirements, may elect to have their award paid as a lump sum cash amount. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of December 31, 2021, the total number of RSUs held by the participants was
1,081,783

(2020 -
927,462
).
D.

Phantom stock option
The Company has established a phantom stock option plan for eligible non-North American employees. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options
vest over three years and expire eight years from the date granted
. As of
December 31, 2021, the number of options held by participating employees was
173,835

(2020 -
422,291
) with exercise prices
ranging from $
11.32

to $
26.81

per share (2020 - $
11.32

to $
26.81
) and a weighted average exercise price of $
13.88

(2020 -
$
15.66
).
E.

Phantom restricted share unit (PRSU)
During the year, the Company established a PRSU plan whereby it provides non-North American employees an annual grant of PRSUs in an amount determined by the board. Each PRSU represents one phantom common share that entitles the participant to a payment of cash with an equivalent market value.
The PRSUs carry vesting periods of one to three years
, and
the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of December 31, 2021, the total number of PRSUs held by the participants was
16,027
.

F.

Employee share ownership plan
Cameco also has an employee share ownership plan, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution.
Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan
.
Shares purchased with Company contributions and with
dividends paid on such shares become unrestricted 12 months from the date on which such shares were purchased
. At
December 31, 2021, there were
2,301

participants in the plan (2020 -
2,257
). The total number of shares purchased in 2021
with Company contributions was
149,822

(2020 -
248,837
). In 2021, the Company’s contributions totaled $
3,301,000

(2020 -
$
3,174,000
).
G.

Deferred share unit (DSU)
Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco.
60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs
. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs.
Each DSU fully vests upon award
. Dividend
equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of
Cameco’s common shares. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2021, the total number of DSUs held by participating directors was
579,362

(2020 -
541,827
).
Equity-settled plans
Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the year, the Company recognized the following expenses under these plans:
2021 2020
Employee share ownership plan $
3,301
$
3,174
Restricted share unit plan
2,933
2,903
Performance share unit plan
1,237
2,650
Stock option plan
366
1,011
Total $
7,837
$
9,738
Fair value measurement of equity-settled plans
The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled RSU plan were as follows:
Grant date
Mar 1/21
Number of options granted
168,496
Average strike price
$20.25
Expected forfeitures
11%
Weighted average grant date fair values
$20.25
Cash-settled plans
Cameco has recognized the following expenses under its cash-settled plans:
2021 2020
Performance share unit plan $
25,784
$
20,287
Restricted share unit plan
6,890
1,849
Deferred share unit plan
6,741
3,765
Phantom stock option plan
2,261
1,340
Phantom restricted share unit plan
163
-
Total $
41,839
$
27,241
At December 31, 2021, a liability of $
61,030,000

(2020 - $
38,354,000
) was included in the consolidated statement of financial
position to recognize accrued but unpaid expenses for cash-settled plans.
Fair value measurement of cash-settled plans
The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and projections of the non-market criteria. The fair value of RSUs and PRSUs granted was determined based on their intrinsic value on the date of grant. The phantom stock option plan was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the March 1, 2021 grant date were as follows:
Phantom
PSU RSU RSU
Number of units
369,110
245,530
15,980
Expected vesting
72%
-
-
Expected dividend
-
-
$0.08
Expected life of option
3

years
3

years
3

years
Expected forfeitures
10%
10%
7%
Weighted average measurement date fair values
$14.56
$20.25
$20.25
The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the reporting date were as follows:
Phantom Phantom
stock options PSU RSU RSU
Number of units
173,835
1,495,709
672,675
16,027
Expected vesting
-
114%
-
-
Average strike price
$13.88
-
-
-
Expected dividend
$0.08
-
-
$0.08
Expected volatility
50%
-
-
-
Risk-free interest rate
1.0%
-
-
-
Expected life of option
2

years
0.9

years
1.5

years
2.2

years
Expected forfeitures
7%
3%
10%
7%
Weighted average measurement date fair values
$15.14
$31.44
$27.58
$27.58
In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The non-
market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at both grant and reporting date by reviewing prior history and corporate budgets.
25.

Pension and other post-retirement benefits
Cameco maintains both defined benefit and defined contribution plans providing pension benefits to substantially all of its employees. All regular and temporary employees participate in a registered defined contribution plan. This plan is registered under the Pension Benefits Standard Act, 1985. In addition, all Canadian-based executives participate in a non-registered supplemental executive pension plan which is a defined benefit plan.

Under the supplemental executive pension plan (SEPP), Cameco provides a lump sum benefit equal to the present value of a lifetime pension benefit based on the executive’s length of service and final average earnings. The plan provides for unreduced benefits to be paid at the normal retirement age of 65, however unreduced benefits could be paid if the executive was at least 60 years of age and had 20 years of service at retirement. This program provides for a benefit determined by a formula based on earnings and service, reduced by the benefits payable under the registered base plan. Security is provided for the SEPP benefits through a letter of credit held by the plan’s trustee. The face amount of the letter of credit is determined each year based on the wind-up liabilities of the supplemental plan, less any plan assets currently held with the trustee. A valuation is required annually to determine the letter of credit amount. Benefits will continue to be paid from plan assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Cameco also maintains non-pension post-retirement plans (“other benefit plans”) which are defined benefit plans that cover such benefits as group life insurance and supplemental health and dental coverage to eligible employees and their dependents. The costs related to these plans are charged to earnings in the period during which the employment services are rendered. These plans are funded by Cameco as benefit claims are made.
The board of directors of Cameco has final responsibility and accountability for the Cameco retirement programs. The board is ultimately responsible for managing the programs to comply with applicable legislation, providing oversight over the general functions and setting certain policies.
Cameco expects to pay $
1,505,000

in contributions and letter of credit fees to its defined benefit plans in 2022.
The post-retirement plans expose Cameco to actuarial risks, such as longevity risk, market risk, interest rate risk, liquidity risk and foreign currency risk. The other benefit plans expose Cameco to risks of higher supplemental health and dental utilization than expected. However, the other benefit plans have limits on Cameco’s annual benefits payable.
The effective date of the most recent valuation for funding purposes on the registered defined benefit pension plans is
January 1, 2021. The next planned effective date for valuations is January 1, 2024.

Cameco has more than one defined benefit plan and has generally provided aggregated disclosures in respect of these plans, on the basis that these plans are not exposed to materially different risks. Information relating to Cameco’s defined benefit plans is shown in the following table:
Pension benefit plans Other benefit plans
2021 2020 2021 2020
Fair value of plan assets, beginning of year $
6,217
$
6,806
$ - $ -
Interest income on plan assets
144
197
- -
Return on assets excluding interest income
172
130
- -
Employer contributions
67
-
- -
Benefits paid
(903)
(915)
- -
Administrative costs paid
(4)
(1)
- -
Fair value of plan assets, end of year $
5,693
$
6,217
$ - $ -
Defined benefit obligation, beginning of year $
72,119
$
62,588
$
25,827
$
24,955
Current service cost
2,332
1,977
956
1,010
Interest cost
1,550
1,673
652
792
Actuarial loss (gain) arising from:

- demographic assumptions
-
-
-
102

- financial assumptions
(1,996)
6,323
(1,403)
2,013

- experience adjustment
(903)
350
(697)
(2,236)
Benefits paid
(1,741)
(1,765)
(638)
(809)
Foreign exchange
(1,363)
973
-
-
Defined benefit obligation, end of year $
69,998
$
72,119
$
24,697
$
25,827
Defined benefit liability [note 14] $
(64,305)
$
(65,902)
$
(24,697)
$
(25,827)
The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

Pension

benefit plans
2021 2020
Asset category
(a)
Canadian equity securities
13%
8%
U.S. equity securities
21%
12%
Global equity securities
12%
8%
Canadian fixed income
50%
31%
Other
(b)
4%
41%
Total
100%
100%
(a) The defined benefit plan assets contain
no

material amounts of related party assets at December 31, 2021 and 2020 respectively.
(b) Relates mainly to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately
equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan
.

The following represents the components of net pension and other benefit expense included primarily as part of administration.
Pension benefit plans Other benefit plans
2021 2020 2021 2020
Current service cost $
2,332
$
1,977
$
956
$
1,010
Net interest cost
1,406
1,476
652
792
Administration cost
4
1
-
-
Defined benefit expense [note 18]
3,742
3,454
1,608
1,802
Defined contribution pension expense [note 18]
12,939
12,410
-
-
Net pension and other benefit expense $
16,681
$
15,864
$
1,608
$
1,802
The total amount of actuarial losses (gains) recognized in other comprehensive income is:
Pension benefit plans Other benefit plans
2021 2020 2021 2020
Actuarial loss (gain) $
(2,899)
$
6,673
$
(2,100)
$
(121)
Return on plan assets excluding
interest income
(172)
(130)
-
-
$
(3,071)
$
6,543
$
(2,100)
$
(121)
The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31 (expressed as weighted averages):
Pension benefit plans Other benefit plans
2021 2020 2021 2020
Discount rate - obligation
2.3%
2.4%
2.9%
2.5%
Discount rate - expense
2.4%
3.0%
2.5%
3.1%
Rate of compensation increase
3.0%
2.9%
- -
Health care cost trend rate - -
5.0%
5.0%
Dental care cost trend rate - -
4.5%
4.5%
At December 31, 2021, the weighted average duration of the defined benefit obligation for the pension plans was
20.0

years
(2020 -
20.5

years) and for the other benefit plans was
13.6

years (2020 -
14.2

years).
A
1
% change at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the following:
Pension benefit plans Other benefit plans
Increase Decrease Increase Decrease
Discount rate

$
(9,593)
$
12,380
$
(3,003)
$
3,769
Rate of compensation increase
1,024
(984)
n/a n/a
A 1% change in any of the other assumptions would not have a significant impact on the defined benefit obligation.
The methods and assumptions used in preparing the sensitivity analyses are the same as the methods and assumptions used in determining the financial position of Cameco’s plans as at December 31, 2021. The sensitivity analyses are determined by varying the sensitivity assumption and leaving all other assumptions unchanged. Therefore, the sensitivity analyses do not recognize any interdependence in the assumptions. The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used in the previous year.

In addition, an increase of one year in the expected lifetime of plan participants in the pension benefit plans would increase the defined benefit obligation by $
2,032,000
.
To

measure the longevity risk for these plans, the mortality rates were reduced such that the average life expectancy for all members increased by one year. The reduced mortality rates were subsequently used to re-measure the defined benefit obligation of the entire plan.
26.

Financial instruments and related risk management
Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed is outlined below.
Market risk
Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.
Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

Market risks are
monitored regularly against defined risk limits and tolerances.
Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency, interest rate and commodity contracts change.
The types of market risk exposure and the way in which such exposure is managed are as follows:
A.

Commodity price risk
As a significant producer and supplier of uranium and nuclear fuel processing services, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals and geopolitical events.
Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.
B.

Foreign exchange risk
The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To

mitigate risks associated with foreign currency, Cameco enters into forward sales and option contracts to establish a price for future delivery of the foreign currency. These foreign currency contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.
Cameco holds a number of financial instruments denominated in foreign currencies that expose the Company to foreign exchange risk. Cameco measures its exposure to foreign exchange risk on financial instruments as the change in carrying values that would occur as a result of reasonably possible changes in foreign exchange rates, holding all other variables constant. As of the reporting date, the Company has determined its pre-tax exposure to foreign currency exchange risk on financial instruments to be as follows based on a
5
% weakening of the Canadian dollar:
Carrying value
Currency (Cdn) Gain (loss)
Cash and cash equivalents USD $
28,006
$
1,400
Accounts receivable USD
226,153
11,308
Accounts payable and accrued liabilities USD
(152,412)
(7,620)
Net foreign currency derivatives USD
27,774
(45,177)
A
5
% strengthening of the Canadian dollar against the currencies above at December 31, 2021 would have had an equal but opposite effect on the amounts shown above, assuming all other variables remained constant.
C.

Interest rate risk
The Company has a strategy of minimizing its exposure to interest rate risk by maintaining target levels of fixed and variable rate borrowings. The proportions of outstanding debt carrying fixed and variable interest rates are reviewed by senior management to ensure that these levels are within approved policy limits. At December 31, 2021, the proportion of Cameco’s outstanding debt that carries fixed interest rates is
92
% (2020 -
100
%).
Cameco was exposed to interest rate risk during the year through its interest rate swap contracts whereby fixed rate payments on a notional amount of $
75,000,000

of the Series H senior unsecured debentures were swapped for variable rate payments.
Under the terms of the swap, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate

plus
an average margin of
1.3
% and receives fixed interest payments of
2.95
%.
In addition, the Series E senior unsecured debentures that were retired on November 16, 2020 were also subject to interest rate swap contracts. A notional amount of $
150,000,000

of the Series E senior unsecured debentures had been swapped for variable rate payments. Under the terms of these swaps, Cameco made interest payments based on the three-month Canada
Dealer Offered Rate

plus an average margin of
1.2
% and received fixed interest payments of
3.75
%. At the time of the
termination of the Series E swaps, the fair value of the interest rate swap net asset was $
7,330,000
. At December 31, 2021,
the fair value of Cameco’s interest rate swap net asset was $
673,000

(2020 - $nil).

Counterparty credit risk
Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, at December 31 was:
2021 2020
Cash and cash equivalents $
1,247,447
$
918,382
Short-term investments
84,906
24,985
Accounts receivable [note 6]
272,220
166,788
Derivative assets [note 10]
32,098
45,605
Cash and cash equivalents
Cameco held cash and cash equivalents of $ 1,247,000,000

at December 31, 2021 (2020 - $
918,000,000 ). Cameco mitigates
its credit risk by ensuring that balances are held with counterparties with high credit ratings. The Company monitors the credit rating of its counterparties on a monthly basis and has controls in place to ensure prescribed exposure limits with each counterparty are adhered to.
Impairment on cash and cash equivalents has been measured on a 12-month ECL basis and reflects the short maturities of the exposures. The Company considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Cameco has assessed its counterparty credit risk on cash and cash equivalents by applying historic global default rates to outstanding cash balances based on S&P rating. The conclusion of this assessment is that the loss allowance is insignificant.
Accounts receivable
Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-
payment. Cameco manages the risk of non-payment by monitoring the credit-worthiness of its customers and seeking pre-
payment or other forms of payment security from customers with an unacceptable level of credit risk.
A summary of the Company’s exposure to credit risk for trade receivables is as follows:
Carrying
value
Investment grade credit rating $
259,683
Non-investment grade credit rating
11,332
Total gross carrying amount $
271,015
Loss allowance
-
Net $
271,015
At December 31, 2021, there were no significant concentrations of credit risk and no amounts were held as collateral.
Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high.
Cameco uses customer credit rating data, historic default rates and aged receivable analysis to measure the ECLs of trade receivables from corporate customers, which comprise a small number of large balances. Since the Company has not experienced customer defaults in the past, applying historic default rates in calculating ECLs, as well as considering forward-
looking information, resulted in an insignificant allowance for losses.

The following table provides information about Cameco’s aged trade receivables as at December 31, 2021:
Corporate Other
customers customers Total
Current (not past due) $
269,474
$
423
269,897
1-30 days past due
334
62
396
More than 30 days past due
58
664
722
Total $
269,866
$
1,149
271,015
Liquidity risk
Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.
The table below outlines the Company’s available debt facilities at December 31, 2021:
Outstanding and
Total amount

committed

Amount available
Unsecured revolving credit facility [note 13] $
1,000,000
$
-
$
1,000,000
Letter of credit facilities [note 13]
1,696,041
1,573,873
122,168
The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date:
Due in
Carrying Contractual

less than
Due in 1-3 Due in 3-5 Due after 5

amount

cash flows

1 year

years

years

years
Accounts payable and accrued liabilities $
340,458
$
340,458
$
340,458
$
-
$
-
$
-
Long-term debt
996,250
1,000,000
-
500,000
-
500,000
Foreign currency contracts
3,760
3,760
378
3,382
-
-
Interest rate contracts
1,237
1,237
-
585
490
162
Lease obligation [note 14]
4,872
5,174
2,736
2,381
57
-
Total contractual repayments $
1,346,577
$
1,350,629
$
343,572
$
506,348
$
547
$
500,162
Due in

less than
Due in 1-3 Due in 3-5 Due after 5
Total

1 year

years

years

years
Total interest payments on long-term debt $
230,065
$
37,840
$
65,205
$
33,780
$
93,240

Measurement of fair values
A.

Accounting classifications and fair values
The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:
At December 31, 2021
FVTPL
Amortized
cost
FVOCI -
designated
Total
Financial assets
Cash and cash equivalents $ - $
1,247,447
$ - $
1,247,447
Short-term investments -
84,906
-
84,906
Accounts receivable [note 6] -
276,139
-
276,139
Derivative assets [note 10]
Foreign currency contracts
31,534
- -
31,534
Interest rate contracts
564
- -
564
$
32,098
$
1,608,492
$
-
$
1,640,590
Financial liabilities
Accounts payable and accrued liabilities [note 12] $ - $
340,458
$ - $
340,458
Lease obligation [note 14] -
4,872
-
4,872
Derivative liabilities [note 14]
Foreign currency contracts
3,760
- -
3,760
Interest rate contracts
1,237
- -
1,237
Long-term debt [note 13] -
996,250
-
996,250
4,997
1,341,580
-
1,346,577
Net $
27,101
$
266,912
$
-
$
294,013
At December 31, 2020
FVTPL
Amortized
cost
FVOCI -
designated
Total
Financial assets
Cash and cash equivalents $ - $
918,382
$ - $
918,382
Short-term investments -
24,985
-
24,985
Accounts

receivable [note 6]
-
204,980
-
204,980
Derivative assets [note 10]
Foreign currency contracts
45,605
- -
45,605
Investments in equity securities [note 10] - -
43,873
43,873
$
45,605
$
1,148,347
$
43,873
$
1,237,825
Financial liabilities
Accounts payable and accrued liabilities [note 12] $ - $
233,649
$ - $
233,649
Lease obligation [note 14] -
7,951
-
7,951
Derivative liabilities [note 14]
Foreign currency contracts
4,733
- -
4,733
Long-term debt [note 13] -
995,541
-
995,541
4,733
1,237,141
-
1,241,874
Net $
40,872
$
(88,794)
$
43,873
$
(4,049)

Cameco has pledged $
233,257,000

of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.
During the year, Cameco divested of its investments in equity securities. The fair value at the date of derecognition and the cumulative gain or loss on disposal for the year ended December 31, 2021 were as follows:
Fair Value Gain (loss)
Investment in Denison Mines Corp. $
34,827
$
15,257
Investment in UEX Corporation
19,605
8,758
Investment in ISO Energy Ltd.
10,756
8,078
Investment in GoviEx
3,558
2,996
Other
265
(750)
$
69,011
$
34,339
The gains are presented net of tax. Cameco has elected to transfer these cumulative net gains from equity investments at
FVOCI to retained earnings in the statement of changes in equity.
Cameco has not irrevocably designated a financial asset that would otherwise meet the requirements to be measured at amortized cost at FVOCI or FVTPL to eliminate or significantly reduce an accounting mismatch that would otherwise arise.
The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments, including their levels in the fair value hierarchy:
As at December 31, 2021
Fair value
Carrying value Level 1 Level 2 Total
Derivative assets [note 10]
Foreign currency contracts $
31,534
$ - $
31,534
$
31,534
Interest rate contracts
564
-
564
564
Derivative liabilities [note 14]
Foreign currency contracts
(3,760)
-
(3,760)
(3,760)
Interest rate contracts
(1,237)
-
(1,237)
(1,237)
Long-term debt [note 13]
(996,250)
-
(1,103,978)
(1,103,978)
Net

$
(969,149)
$
-
$
(1,076,877)
$
(1,076,877)

As at December 31, 2020
Fair value
Carrying value Level 1 Level 2 Total
Derivative assets [note 10]
Foreign currency contracts $
45,605
$ - $
45,605
$
45,605
Investments

in equity securities [note 10]
43,873
43,873
-
43,873
Derivative liabilities [note 14]
Foreign currency contracts
(4,733)
-
(4,733)
(4,733)
Long-term debt [note 13]
(995,541)
-
(1,173,280)
(1,173,280)
Net $
(910,796)
$
43,873
$
(1,132,408)
$
(1,088,535)
The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying values of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate their fair values as a result of the short-term nature of the instruments.
There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.
B.

Financial instruments measured at fair value
Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as a recurring level 2 fair value measurement.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from
1.1
% to
1.7
% (2020 -
0.3
% to
1.1
%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on
Canada Dealer Offer Rate forward interest rate curves.
Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

Derivatives
The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:
2021 2020
Non-hedge derivatives:
Foreign currency contracts $
27,774
$
40,872
Interest rate contracts
(673)
-
Net $
27,101
$
40,872
Classification:
Current portion of long-term receivables, investments and other [note 10] $
22,652
$
16,466
Long-term receivables, investments and other [note 10]
9,446
29,139
Current portion of other liabilities [note 14]
(378)
(1,658)
Other liabilities [note 14]
(4,619)
(3,075)
Net $
27,101
$
40,872
The following table summarizes the different components of the gains (losses) on derivatives included in net earnings:
2021 2020
Non-hedge derivatives:
Foreign currency contracts $
13,202
$
30,600
Interest rate contracts
(673)
5,977
Net $
12,529
$
36,577
27.

Capital management
Cameco’s management considers its capital structure to consist of bank overdrafts, long-term debt, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders’ equity.
Despite the impacts of COVID-19 on the global economy, Cameco’s approach to capital management has remained consistent. Cameco’s capital structure reflects its strategy and the environment in which it operates. Delivering returns to long-
term shareholders is a top priority. The Company’s objective is to maximize cash flow while maintaining its investment grade rating through close capital management of our balance sheet metrics. Capital resources are managed to allow it to support achievement of its goals while managing financial risks such as the continued weakness in the market, litigation risk and refinancing risk.

The overall objectives for managing capital in 2021 reflect the environment that the Company is operating in, similar to the prior comparative period.

The capital structure at December 31 was as follows:
2021 2020
Long-term debt [note 13]
996,250
995,541
Cash and cash equivalents
(1,247,447)
(918,382)
Short-term investments
(84,906)
(24,985)
Net debt
(336,103)
52,174
Non-controlling interest
127
206
Shareholders' equity
4,845,841
4,958,355
Total

equity
4,845,968
4,958,561
Total capital $
4,509,865
$
5,010,735
Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees and set minimum levels for net worth. As of December 31, 2021, Cameco met these requirements.
28.

Segmented information
Cameco has two reportable segments: uranium and fuel services. Cameco's reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

During the year, Cameco determined that NUKEM no longer meets the criteria for being considered a segment and concluded that it was appropriate to include NUKEM’s results with its uranium and fuel services segments. NUKEM’s purchase and sale of uranium concentrate and conversion services are now being reported internally as part of its uranium and fuel services businesses and should therefore be included with those businesses for segment reporting. The purchase and sale of enriched uranium product and separative work units will continue to be reported in “other”. Comparative information has been adjusted.
Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $
209,556,000

(2020 - $
195,972,000
) of care and maintenance costs during the year.
Included in this amount in 2021 is $
40,359,000

(2020 - $
45,988,000
) relating to care and maintenance costs for operations
suspended as a result of COVID-19. Also included in cost of sales, because of the Cigar Lake production suspension, is the impact of increased purchasing activity at a higher cost than produced pounds.
Cost of sales in the fuel services segment also includes care and maintenance costs for our operations that have had production suspensions as a result of COVID-19. Cameco expensed $
8,992,000

in 2020 due to the suspension.
Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the
“other” column.

A.

Business segments - 2021
For the year ended December 31, 2021
Uranium
Fuel
services Other Total
Revenue $
1,054,993
$
404,277
$
15,714
$
1,474,984
Expenses
Cost of products and services sold
1,028,816
242,574
11,245
1,282,635
Depreciation and amortization
134,629
43,344
12,442
190,415
Cost of sales
1,163,445
285,918
23,687
1,473,050
Gross profit (loss)
(108,452)
118,359
(7,973)
1,934
Administration
-
-
127,566
127,566
Exploration
8,016
-
-
8,016
Research and development
-
-
7,168
7,168
Other operating income
(8,407)
-
-
(8,407)
(Gain) loss on disposal of assets
(2,886)
6,689
-
3,803
Finance costs
-
-
76,612
76,612
Gain on derivatives
-
-
(12,529)
(12,529)
Finance income
-
-
(6,804)
(6,804)
Share of earnings from equity-accounted investee
(68,283)
-
-
(68,283)
Other expense (income)
-
301
(21,654)
(21,353)
Earnings (loss) before income taxes
(36,892)
111,369
(178,332)
(103,855)
Income tax recovery
(1,201)
Net loss
(102,654)
Capital expenditures for the year $
72,786
$
22,792
$
3,206
$
98,784

For the year ended December 31, 2020
Uranium
Fuel
services Other Total
Revenue $
1,416,125
$
377,296
$
6,652
$
1,800,073
Expenses
Cost of products and services sold
1,243,311
237,656
3,995
1,484,962
Depreciation and amortization
154,560
43,190
10,912
208,662
Cost of sales
1,397,871
280,846
14,907
1,693,624
Gross profit (loss)
18,254
96,450
(8,255)
106,449
Administration
-
-
145,344
145,344
Exploration
10,873
-
-
10,873
Research and development
-
-
3,965
3,965
Other operating expense
23,921
-
-
23,921
Loss on disposal of assets
667
405
-
1,072
Finance costs
-
-
96,133
96,133
Gain on derivatives
-
-
(36,577)
(36,577)
Finance income
-
-
(10,835)
(10,835)
Share of earnings from equity-accounted investee
(36,476)
-
-
(36,476)
Other income
(202)
-
(51,238)
(51,440)
Earnings (loss) before income taxes
19,471
96,045
(155,047)
(39,531)
Income tax expense
13,666
Net loss
(53,197)
Capital expenditures for the year $
46,697
$
30,760
$
5
$
77,462
B.

Geographic segments
Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:
2021 2020
United States $
770,265
$
1,177,756
Canada
704,719
622,317
$
1,474,984
$
1,800,073
The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:
2021 2020
Canada $
3,100,285
$
3,260,144
Australia
395,223
421,836
United States
131,683
145,328
Kazakhstan
46
55
Germany
11
16
$
3,627,248
$
3,827,379

C.

Major customers
Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2021, revenues from two customers of Cameco’s uranium and fuel services segments represented approximately $
166,068,000

(2020 - $
457,560,000
), approximately
11
% (2020 -
25
%) of Cameco’s total revenues
from these segments.
As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedule.
29.

Group entities
The following are the principal subsidiaries and associates of the Company:
Principal place

Ownership interest

of business 2021 2020
Subsidiaries:
Cameco Fuel Manufacturing Inc.
Canada
100%
100%
Cameco Marketing Inc.
Canada
100%
100%
Cameco Inc.
US
100%
100%
Power Resources, Inc.
US
100%
100%
Crow Butte Resources, Inc.
US
100%
100%
Cameco Australia Pty. Ltd.
Australia
100%
100%
Cameco Europe Ltd.
Switzerland
100%
100%
Associates:
JV Inkai
Kazakhstan
40%
40%
30.

Joint operations
Cameco conducts a portion of its exploration, development, mining and milling activities through joint operations located around the world. Operations are governed by agreements that provide for joint control of the strategic operating, investing and financing activities among the partners. These agreements were considered in the determination of joint control.
Cameco’s significant Canadian uranium joint operation interests are McArthur River, Key Lake and Cigar Lake. The Canadian
uranium joint operations allocate uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory.

Cameco reflects its proportionate interest in these assets and liabilities as follows:
Principal place

of business Ownership 2021 2020
Total assets
McArthur River
Canada
69.81%
$
1,010,956
$
1,027,617
Key Lake
Canada
83.33%
549,051
560,845
Cigar Lake
Canada
50.03%
1,294,333
1,327,956
$
2,854,340
$
2,916,418
Total liabilities
McArthur River
69.81%
$
36,697
$
34,597
Key Lake
83.33%
267,579
278,331
Cigar Lake
50.03%
45,503
46,604
$
349,779
$
359,532
31.

Related parties
A.

Transactions with key management personnel
Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.

Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.
In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents and contributes to pension plans on their behalf (note 25). Senior management and directors also participate in the Company’s share-based compensation plans (note 24).
Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits of up to the lesser of 18 to 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.
Compensation for key management personnel was comprised of:
2021 2020
Short-term employee benefits $
20,663
$
21,676
Share-based compensation (a)
34,639
26,230
Post-employment benefits
6,188
6,041
Termination

benefits
161
430
Total $
61,651
$
54,377
(a) Excludes deferred share units held by directors (see note 24).
B.

Other related party transactions
Cameco purchases uranium concentrates from JV Inkai. For the year ended December 31, 2021, Cameco had purchases of
$
233,621,000

($
185,763,000

(US)) (2020 - $
148,169,000

($
111,886,000

(US))). Cameco received a cash dividend from JV
Inkai of $
50,128,000

($
40,286,000

(US)) (2020 - $
54,404,000

($
40,621,000

(US))).
32.

Comparative Figures
Certain prior year balances have been reclassified to conform to the current financial statement presentation.